SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

Ambev S.A. (“Company”) hereby informs its shareholders and the market in general the hiring of Grant Thornton Auditores Independentes Ltda. to provide independent audit services for the Company’s annual and quarterly financial statements for the years 2024, 2025 and 2026, in compliance with the Brazilian legislation and regulations, replacing PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), as approved by the Company’s Board of Directors.

Such replacement aims to comply with the provisions of article 31 of CVM Resolution No. 23/21, which requires the rotation of independent auditors every five years, and the Company has obtained PwC’s consent in connection therewith.

The Company further informs that with regard to compliance with U.S. securities laws and regulations, in view of its obligations before the U.S. Securities and Exchange Commission – SEC, PwC will continue to provide independent audit services.

São Paulo, February 8th, 2024.

Ambev S.A. Lucas Machado Lira Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer